Exhibit 21.1
List of Subsidiaries
Subsidiary	Ownership	Date of Formation/Acquisition	Jurisdiction
Medlab Pty Ltd	100%	May 13, 2012	New South Wales, Australia
Medlab Clinical U.S., Inc.	100%	June 5, 2014	California, USA
Medlab Nutraceuticals, Inc.	60%	February 4, 2014	California, USA
Medlab Research Ltd.	100%	August 6, 2013	London, UK
Medlab US Operations, Inc.	100%	April 11, 2022	California, USA
Medlab IP Pty Ltd.	100%	August 16, 2013	New South Wales, Australia
MDC Europe Ltd.	100%	November 26, 2018	Malta